SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

Date July 14, 2008_________________________________

BIOTECH HOLDINGS LTD.

(Exact name of Registrant as specified in its charter)

#160 - 3751 Shell Road, Richmond, British Columbia, Canada, V6X 2W2

(Address of principal executive offices)

Commission file number 0-29108 _

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F Yes Form 40-F No

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

No

Biotech Holdings Ltd.

Filed in this Form 6-K

Documents index

News Release dated July 11, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOTECH HOLDINGS LTD.

By: /s/ Robert Rieveley
Name: Robert Rieveley
Date: July 14, 2008

BIOTECH HOLDINGS LTD. GRANTS STOCK OPTIONS

Vancouver, B.C., July 11, 2008 - Biotech Holdings Ltd. (the "Company", OTC BB: BIOHF; Frankfurt: 925970.F) announced today that the Company has granted 1,225,000 replacement options for 1,432,400 options which have recently expired or been cancelled. The granted options are divided among officers and directors (990,000), employees (40,000) and consultants (195,000).

All of the options have an exercise price of $.10 Cdn. per share, would vest December 11, 2008 and expire July 10, 2010.

The stock options described above comply with the Stock Option Plan approved by shareholders of the Company on September 30, 2005.

Biotech Holdings Ltd. is based in Richmond, British Columbia. Biotech Holdings shares trade on the Over the Counter Bulletin Board in the United States (OTC BB: BIOHF).

For inquiries, contact Gale Belding at Biotech Holdings Ltd., 1 888 216 1111 (toll-free), 8 a.m. to 5 p.m. Pacific time, or by e-mail at biotech@direct.ca. For background information, please visit Biotech^s website at www.biotechltd.com.

This release has been approved by the Board of Directors of Biotech Holdings.

Any statements made in this release that are not based on historical fact are forward-looking statements. Any forward-looking statements made in this release represent management^s best judgement as to what may occur in the future. However, actual outcome and results are not guaranteed and are subject to certain risks, uncertainties and assumptions and may differ materially from what is expressed.